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VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F. Street, N.E.
Washington, D.C. 20549-0405
Attention: Mr. Jeffrey Lewis, Mr. Robert Telewicz, Mr. Ruairi Regan and Mr. Jeffrey Gabor

Re:	Net Lease Office Properties
Registration Statement on Form 10
Filed September 21, 2023
File No. 001-41812
To the addressees set forth above:
On behalf of our client, Net Lease Office Properties (the “Company”), a Maryland real estate investment trust and a wholly owned subsidiary of W. P. Carey Inc. (“WPC”), we respectfully acknowledge the comment of the Staff of the Division of Corporation Finance (the “Staff”) contained in the Staff’s letter dated October 3, 2023, with respect to the Registration Statement on Form 10, which was initially filed with the Securities and Exchange Commission on September 21, 2023.
We are submitting this letter via EDGAR, and the Company intends to file an amended Registration Statement on Form 10, which will include, among other changes, the changes excerpted below to be made in response to the Staff’s comment (the “Registration Statement”).
For ease of review, we have set forth below, in italics, the numbered comment in the Staff’s letter, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in Exhibit 99.1 of the Registration Statement.

October 4, 2023 Page 2
Registration Statement on Form 10
General
1.We refer to Comment 9 in our letter dated December 11, 2022. We note your disclosure on page 46 that the terms of your key agreements and the agreements related to your separation from WPC, including the separation and advisory agreements, may not reflect terms that would have resulted from arm’s length negotiations among unaffiliated third parties. Please revise the background, Certain Relationships or where appropriate to explain how it was decided to explore the separation of the office assets business into a newly created and separately traded public company. Include disclosures related to how the material terms of the spin-off were determined, including, but not limited to the ancillary agreements, and the amounts under the NLO Credit Facility that are expected to be distributed to WPC in accordance with the Separation and Distribution Agreement.
Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9, 59 to 61 and 134 of Exhibit 99.1 of the Registration Statement.
* * *

October 4, 2023 Page 3
We hope that the foregoing has been responsive to the Staff’s comment and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8050 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Best regards,

/s/ Darren J. Guttenberg
Darren J. Guttenberg
of LATHAM & WATKINS LLP

cc:	Net Lease Office Properties
Jason E. Fox, Chief Executive Officer
ToniAnn Sanzone, Chief Financial Officer
Susan C. Hyde, Secretary

Latham & Watkins LLP
Julian Kleindorfer, Esq.
William Cernius, Esq.
Michael Haas, Esq.